(Currently Brascan Corporation)	NEWS RELEASE

BROOKFIELD ASSET MANAGEMENT ENTERS DEFINITIVE AGREEMENT TO SELL CASCADIA FOREST PRODUCTS TO WESTERN FOREST PRODUCTS

Tricap Restructuring Fund To Finance Recapitalization and Acquisition

TORONTO, November 11, 2005 - Brookfield Asset Management (formerly Brascan Corporation) (NYSE/TSX: BAM), has entered into a definitive agreement with Western Forest Products (TSX: WEF) to sell wholly owned Cascadia Forest Products for a total purchase price of approximately C$120 million, plus the amount of working capital at closing.

Brookfield Asset Management has an indirect interest in Western Forest Products through its 48% equity interest in the Tricap Restructuring Fund (“Tricap”). Tricap led the restructuring of Western Forest Products (“WFP”) on behalf of creditors several years ago and today owns 20% of the common shares of the company.

The acquisition is being financed by a C$295 million rights offering of Western shares underwritten by Tricap, which has also arranged an additional C$310 million in bridge financing to allow WFP to redeem its current senior secured debt.

The transaction is expected to conclude in the first quarter of 2006, subject to the receipt of regulatory approvals. Hugh Sutcliffe, President of Cascadia, will continue in his current role until close of the transaction and assume the position of Chief Restructuring Officer, Forest Products at Brookfield Asset Management, following the closing of the transaction.

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Brookfield Asset Management (formerly Brascan Corporation) is a specialist asset manager. Focused on property, power and infrastructure assets, the company has approximately US$40 billion of assets under management. The company is co-listed on the New York and Toronto Stock Exchanges. For more information, please visit our web site at www.brascancorp.com.

Tricap Restructuring Fund is a US$350 million specialty fund established by Brookfield Asset Management and four institutional investors to provide a source of patient, long-term capital and strategic assistance to companies with attractive tangible assets and proven operating history but experiencing financial or operational difficulty.

For more information, please visit our web site at www.brascancorp.com or contact:

Katherine C. Vyse Senior Vice-President Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brascancorp.com

Note: This press release and attachments contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward- looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.